Exhibit 2.01

TMC the metals company Inc.

Resource Extraction Payment Report

In this report, references to “USD” refers to United States dollars, the lawful currency of the United States. This report is expressed in thousands of USD unless otherwise stated. All payments to Naoero and Tonga were made in Australian dollars and Tongan pa'anga, respectively, and were translated into USD by translating the expenses at the exchange rate existing at the time the payments were made. All payments to government entities in the United States were made in USD.

The table below sets forth our payments made to governments for the fiscal year ended December 31, 2025, by project and type of payment.

Project-Level Disclosure
(in U.S. dollars and in thousands)						For the year ended December 31, 2025
Project Name	Business Segment	Country/Majoral Subnational Jurisdiction	Payee Name	Resource	Extraction Method	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Total
NORI	The collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion-Clipperton Zone	Naoero	Naoero Seabed Minerals Authority	Polymetallic nodules (including cobalt, nickel, copper and manganese)	Open Pit (1)	–	–	34,360	–	–	–	–	214	34,574
TOML	The collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion-Clipperton Zone	Tonga	Tonga Seabed Minerals Authority	Polymetallic nodules (including cobalt, nickel, copper and manganese)	Open Pit (1)	–	–	5,090	–	–	–	–	228	5,318
TMC USA-A	The collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion-Clipperton Zone	United States	National Oceanic and Atmospheric Administration	Polymetallic nodules (including cobalt, nickel, copper and manganese)	Open Pit (1)	–	–	200	–	–	–	–	–	200
TMC USA-B	The collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion-Clipperton Zone	United States	National Oceanic and Atmospheric Administration	Polymetallic nodules (including cobalt, nickel, copper and manganese)	Open Pit (1)	–	–	100	–	–	–	–	–	100

Notes (in U.S. dollars):

(1)

The Company's operations involve the collection of polymetallic nodules from the deep-sea floor. This method of resource recovery does not correspond to any of the extraction methods specified in Rule 13q-1 under the Securities Exchange Act of 1934, as amended (i.e., well, open pit, or underground mining). The Company has designated "open pit" as the extraction method for purposes of this report, as it most closely approximates the Company's nodule collection operations.

The table below sets forth our payments made to governments for the fiscal year ended December 31, 2025, by government and type of payment.

Government-Level Disclosure
(in U.S. dollars and in thousands)			For the year ended December 31, 2025
Country/Major Subnational Jurisdiction	Payee Name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees		Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract		Total
United States	National Oceanic and Atmospheric Administration ("NOAA") (1)	-	–	–	300		–	–	–	–	–		300
Naoero	Republic of Naoero	Naoero Seabed Minerals Authority	–	–	34,360	(2)	–	–	–	–	214	(3)	34,574
Tonga	Kingdom of Tonga	Ministry of Lands and Natural Resources	–	–	90	(4)	–	–	–	–	–		90
Tonga	Kingdom of Tonga	Tonga Seabed Minerals Authority	–	–	5,000	(5)	–	–	–	–	218	(6)	5,228

Notes (in U.S. dollars):

(1)

The Company paid $300,000 to NOAA in application fees for three permit or license applications: (1) $100,000 for the TMC USA-A exploration license application, (2) $100,000 for the TMC USA-B exploration license application, and (3) $100,000 for the TMC USA-A commercial recovery permit application.

(2)

Fees paid to the Government of Naoero include cash payments of $1,304,000 to the Naoero Seabed Minerals Authority, and a non-cash payment of $33,056,000 for fair value of warrants granted by the Company to the Republic of Naeoro. In accordance with the revised sponsorship agreement dated May 29, 2025, by and among the Company's wholly own subsidiary, Nauru Ocean Resources, Inc. ("NORI"), the Nauru Seabed Minerals Authority, and the Republic of Naoero (the "Naoero Sponsorship Agreement"), the Company issued 9,146,268 warrants to the Republic of Naoero on May 30, 2025 to purchase common shares of the Company at an exercise price of $4.72 per share with an expiration date of May 30, 2030 which vest and become exercisable upon the occurance of certain events set forth in the warrant. No cash was paid to the Kingdom of Tonga in connection with the warrants, and, as of the date of this report, none of the warrants have been exercised.

(3)	Represents payments made by NORI to various organizations and individuals in the Republic of Naoero for training and capacity initiatives pursuant to the Naoero Sponsorship Agreement.

(4)	Fees paid to the Kingdom of Tonga include a cash payment of $90,000 to the Ministry of Lands and Natural Resources of the Kingdom of Tonga.

(5)

Fees paid to the Kingdom of Tonga include a non-cash payment of $5,000,000 for the fair value of warrants granted by the Company to the Kingdom of Tonga. In accordance with the revised sponsorship agreement dated August 4, 2025, by and between the Company's wholly-owned subsidiary, Tonga Offshore Mining Limited ("TOML") and the Tonga Seabed Minerals Authority (the "Tonga Sponsorship Agreement") the Company issued 1,000,000 warrants on August 4, 2025, to the Kingdom of Tonga to purchase the common shares of the Company at an exercise price of $5.87 per share with an expiration date of August 4, 2033 which vest and become exercisable upon the occurance of certain events set forth in the warrant. No cash was paid to the Kingdom of Tonga in connection with the warrants, and, as of the date of this report, none of the warrants have been exercised.

(6)	Represents payments made by TOML to various organizations and individuals in the Kingom of Tonga for training and capacity initiatives in accordance with the Tonga Sponsorship Agreement.